

Mail Stop 3628

November 7, 2008

By Facsimile (213.892.4733) and U.S. Mail

Kenneth Baronsky, Esq.
Milbank, Tweed, Hadley & McCloy LLP
S. Figueroa Street, 30th Floor
Los Angeles, California 90017

Re: Grubb & Ellis Company
Preliminary Proxy Statement on Schedule 14A
Filed on October 30, 2008 by Anthony W. Thompson
Additional Soliciting Materials filed pursuant to Rule 14a-12 on October 27, 2008
By Anthony W. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz
and on November 4, 2008 By Anthony W. Thompson
File No. 001-08122

Dear Mr. Baronsky:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise the filings in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1.   You discuss only four proposals in the body of the proxy statement but you have included five proposals on the proxy card for which you are seeking shareholder votes. As to the last proposal, where you seek explicit authority to act upon a motion to adjourn or postpone the meeting, provide appropriate explanatory discussion in the proxy statement about why you seek this authority, how you may use it, etc.

2.   We note that the disclosure refers security holders to information that the filing persons are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If you disseminate your proxy statement prior to the distribution of the company's proxy statement, it must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

3.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the staff, with a view toward disclosure, on a supplemental basis by submitting a Schedule 14A that has been annotated with support for each of the assertions made. Further, the filing persons must refrain from making any insupportable statements. We cite the following examples of statements or assertions in the proxy statement and Exhibit 1 of the additional soliciting materials filed on October 27, 2008 that, at a minimum, must be supported on a supplemental basis or require both support and recharacterization as statements of belief or opinion. With respect to the statements cited below appearing in the additional soliciting materials filed on October 27, 2008, please appropriately characterize statements of opinion or belief, or adequately support any factual allegations made in any future soliciting materials:

Proxy statement
- "Since Mr. Thompson left the Board on February 8, 2008, the Company has, among other things, announced declining financial results and, according to public reports, suffered turnover in the ranks of its senior management team."
- "Building an expanded platform for the delivery of real estate consulting, appraisal and valuation services, which, according to publicly available sources, are increasingly in demand of late."
- Each of the bullet pointed statements under each director nominee's name on pages 10 and 11.

Additional Soliciting Materials filed on October 27, 2008
- "…against the backdrop of a dramatic plunge in the price of the Company's stock."
- "…the Company had announced poor results, been wracked by management turnover, and suffered an expensive and embarrassing setback when the special purpose acquisition vehicle that it sponsored unceremoniously failed."
- the Company's stockholders "have been made to bear the brunt of the Company's difficulties"
- "the Board has presided over a staggering erosion in the price of the Company's shares in the past 6 months"
- "the Company has rebuffed [your] suggestions at every turn"
- "the intransigence of the Company has prevented it from recognizing the value of the suggestions I have advanced…"
- Mr. Thompson "played an integral role in developing the divisions that are responsible for producing the bulk of the Company's present cash flow."

Please revise any future additional soliciting materials to the extent necessary and provide supplemental support where appropriate for any non-conforming statements.

First Page of Proxy Statement

4.   Page 2 discloses that the solicitation is being made by Mr. Thompson. Please revise the disclosure throughout the proxy statement to indicate that the solicitation is also being made by Messrs. Ellis and Tanz, who are also deemed participants under the proxy rules. See Instruction 2 to Item 4 of Schedule 14A.

Questions and Answers about this Proxy Solicitation – What happens if I fail to instruct my broker, page 7

5.   As to each matter to be voted upon at the meeting, explain the effect of a broker non-vote. For example, for purposes of the by-law amendments that you propose, how will broker non-votes impact the required vote? Consider repeating this information where you discuss each separate proposal.

Background of the Solicitation, page 9

6.   Describe the circumstances under which Mr. Thompson left the Company in February 2008.

Proposal 3, page 19

7.   Expand this section to explain why you believe this requirement to set an absolute date for the Company's annual meeting. For example, in your view, does the Company have a history of delaying such meeting?

8.   Explain why you chose the December 3rd date as the appropriate date for the annual meeting.

Proposal 4, page 20

9.   Expand this section to explain why you believe this bylaw amendment is necessary. For example, has the Company in the past adjourned a stockholder meeting at which a quorum is present? In our view, the ability to adjourn a meeting to solicit additional proxy votes for the matter to be voted upon at such meeting is not something a proxy holder can do within its discretionary authority conferred with the grant of a proxy; that is, if the Company seeks to use the proxies it receives to adjourn a meeting in order to solicit additional proxies, it must expressly seek (i.e., through a separate proposal) the authority of shareholders to do so.

Solicitation of Proxies, page 21

10.   We note that proxies may be solicited by "mail, facsimile, telephone, telegraph, electronic mail, Internet, in person and by advertisements." Please also tell us whether the filing persons plan to solicit via internet chat rooms, and if so, tell us which websites they plan to utilize. Please confirm that the filing persons will not include a form of proxy card on any internet web site until they have filed a definitive proxy statement.

11.   Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Form of Proxy Card

12.   Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Closing Comments

        Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions